Exhibit 32





                    RESOLUTION OF THE BOARD OF DIRECTORS
                        OF RELIANCE ELECTRIC COMPANY


            RESOLVED, that Section 1.2 of the By-laws of the Company is hereby amended to read in its entirety as follows:

            "Special meetings of stockholders may be called only by the Chairman of the Board, the President or the Board of Directors and are to be held at such dates, times and places either within or without the State of Delaware as may be stated in the notices of such meeting. The only matters that may be considered at a special meeting of stockholders shall be such matters as are set forth in the notice of such meeting."